Board of Management

Vedior

RECEIVED

2005 NOV -7 A 11:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05012334

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 27 October 2005

SUPPL

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

<u>Vedior N.V.</u>
<u>Rule 12g3-2(b) File No. 82-4654</u>

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

dlw 11/7

enclosure

Vedior
where people matter

Amsterdam, The Netherlands

Q3 2005

Profitable growth driven by strong performances in France, the US and Netherlands

For release at 7.00am on 27 October 2005

Zach Miles, Vedior's Chief Executive, said: "*We have had a busy quarter, both in terms of acquisitions and organic developments. Vedior continued its organic investment in new businesses in Japan, the UK and US, as well as completing four acquisitions.*

Profits in three of our key markets, France, the US and the Netherlands all showed a significant increase, driven by sales growth and improved operating efficiency. In the rest of the world, particularly strong performances were recorded in Latin America, Australasia and India. Profits in the UK were lower, mainly as a result of a slowdown in the traditional sector.

The business outlook in the majority of our markets is encouraging."

HIGHLIGHTS FOR THE THIRD QUARTER

- **Sales up organically by 6% to €1,808 million**
- **Operating income up organically by 7%* to €66 million**
- **Professional/executive recruitment sales up 8% organically**
- **Permanent placement fees up 18% organically**
- **Net income increased by 25%* to €40 million**
- **Net income per share up by 26% to €0.24 (Q3 2004: €0.19*)**
- **New organic development initiatives in Japan**
- **Strategic acquisitions in the US, UK and Eastern Europe**

RECEIVED
2005 NOV -1 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

*Excluding special items. Special items in Q3 2004 included the disposal of the Group's 51% interest in Niscom, Japan and the disposal of Sapphire, France. There were no special items recorded in Q3 2005.

N.B. Organic growth is measured by excluding the impact of currency effects, acquisitions/disposals and adjusting for the number of business days where appropriate. There is no adjustment for business days in Q3 2005.

Vedior
where people matter

Q3 2005 Financial Performance

Sales

Sales increased organically by 6% to €1,808 million from €1,728 million in the same quarter in 2004. Revenues from permanent placement increased by 18% organically compared to Q3 2004.

Professional/executive recruitment sales increased by 8% organically with good performances from the accounting and engineering recruitment sectors which grew organically by 14% and 10% respectively. IT recruitment sales grew by 6% organically. Traditional recruitment grew organically by 6% with the strongest growth achieved in the US and Netherlands.

Gross Margin

Gross margin was 17.4%, the same as Q3 2004. We did experience some pricing pressure however this was compensated by increased permanent placement fees. Permanent placement fees represented 2.5% of sales this quarter compared to 2.1% in Q3 2004.

Operating Costs

Operating costs were 6% higher on an organic basis at €249 million reflecting increases in personnel costs driven by sales growth, higher marketing expenses, investment in new business start-ups and some one-off reorganisation costs in the UK.

Our conversion ratio (operating income before special items divided by gross profit) increased from 20.5% in Q3 2004 to 20.8% demonstrating our continued focus on efficiency improvement.

Operating Income

Operating income (before interest and tax) was €66 million, a 7% organic increase from Q3 2004 excluding special items.

Net income and earnings per share

Net income increased by 25% to €40 million from €32 million in the third quarter of last year. Interest costs were lower reflecting lower debt levels and the expiry of interest rate swaps in November 2004. Earnings per share were €0.24, a 26% increase from €0.19 in Q3 2004 excluding special items.

Net Debt and Cash Flow

Net debt decreased to €559 million, a €33 million reduction compared to the same period in the prior year. A payment of €51 million was made at the beginning of July to redeem Vedior's Preference A Shares. Cash flow from operating activities was €50 million compared to €37 million in Q3 2004 mainly due to lower working capital requirements.

Q3 2005 Operating Performance by Geography and Industry Sector

France

- Organic sales increased by 6% compared to Q3 2004 with growth improving throughout the quarter.
- Gross margins declined, mainly as a result of pricing pressure from large accounts but operating income improved by 13% organically assisted by good cost control.
- All segments within VediorBis showed growth during the quarter with the strongest performance coming from the construction and high skilled blue-collar segments.
- New permanent placement activity continues to develop encouragingly and will be expanded in the months ahead.
- Engineering and accounting recruitment sectors grew sales by more than 10% and the decline in healthcare staffing sales eased.

United Kingdom

- Overall organic sales were flat with a good performance from the engineering sector offset by a slowdown in the traditional and healthcare sectors which both declined by 6% organically.
- Gross margins increased reflecting higher permanent placement fees.
- Operating income decreased organically by 18%. Profitability was impacted by one-off reorganisation costs of €0.8 million arising from the combination of back-offices within our UK traditional businesses which will reduce future operating costs. Investment continues in new businesses in the accounting/finance and education sectors.

United States

- Organic sales growth remains high at 12%.
- Continuing strong increase in organic operating income; up 36% supported by higher placement fees and a higher gross margin on temporary billings.
- Professional/executive recruitment sales up 11% organically compared to Q3 2004 led by accounting recruitment.
- IT recruitment grew at a slower rate than prior quarters this year with 5% organic growth.
- Once again, our traditional recruitment business grew well in advance of US market trends with an organic sales improvement of 20%.

Netherlands

- Organic sales growth accelerated to 12%
- Operating income increased organically by 62% due to continuing operational leverage and cost control.
- Professional/executive sectors showed a strong improvement in performance with organic growth of 10%.
- The Vedior brand, our largest operating company in the Dutch market, grew organically by 17%.

Other Countries

- In the Rest of Europe, sales improved by 4% organically. However, despite good performances from Spain, Switzerland, Portugal and Luxembourg as well as emerging markets in Eastern and Central Europe, operating income declined due to lower profits in Belgium and Italy.
- In the Rest of the World, sales improved by 20% organically with operating income increasing by 26%.
  - Vedior's Australian operations continued to perform well with increased sales, profitability and efficiency. Strong growth was achieved in the IT, accounting, healthcare and traditional sectors and our education business is developing particularly well.
  - All our operations in Latin America achieved excellent growth in sales and profitability.
  - In India, where Vedior is market leader, sales have increased by 65% organically and we continue to identify promising synergies and sales opportunities with other parts of the Group.

Business Development

At the beginning of the quarter, we acquired the Mandeville Recruitment Group Ltd, a UK-based provider of permanent recruitment primarily in the sales and retail sectors, and the ConsulTeam Group of Companies, a market leader in the provision of temporary recruitment services, permanent placement, training and other HR related services from offices in Bulgaria, Romania, Croatia and Serbia & Montenegro.

In August, we acquired UK aviation engineering specialist, Qualitair Aviation Group Ltd with operations in the UK and The Netherlands and, in October, we acquired a US legal staffing and outsourcing firm, Compliance Inc. In each case, management have retained a minority equity position. These transactions bring the total number of acquisitions this year to six and we anticipate that more will be completed before the end of the year.

Two important organic initiatives have been launched this quarter in the Japanese market in co-operation with local partners. Vedior Career provides permanent recruitment services while Vedior Contec provides senior engineering personnel on a contract basis for construction projects.

Vedior now operates in 43 countries through a network of 2,270 offices.

Management Outlook

Latest developments in the majority of our markets are encouraging and we look forward to a continuation of positive trends in the final quarter of the year and into 2006. At the same time, we clearly face a more difficult operating environment in the UK. In this market, our costs are being reduced and other measures taken in order to protect our profitability.

Despite downward revisions, consensus GDP forecasts for 2006 are still at a higher level than for 2005 in most of Vedior's major markets or, as is the case in the US, still at a relatively positive level. A healthier economic environment combined with continuing structural growth driven by demographic changes, deregulation and increasing skill shortages will enable Vedior to take advantage of its leading market position in professional/ executive recruitment and its diverse global network.

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our longterm growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

Vedior
where people matter

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda:

2 February 2006	Publication of annual results 2005*
27 April 2006	Publication of first quarter results*
28 April 2006	Annual General Meeting
27 July 2006	Publication of second quarter results*
26 October 2006	Publication of third quarter results*

*Conference calls to discuss financial results are scheduled for 9am (CET) on the day of publication.

For further information, please contact:

Amsterdam

Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

London

Michael Berkeley, Citigate Dewe Rogerson +44 (0)20 7638 9571
Patrick Toyne-Sewell, Citigate Dewe Rogerson +44 (0)20 7638 9571

Vedior
where people matter

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 30 September 2005	2004	change in %	organic growth
Sales	**1,808**	1,728	5%	6%
Operating income, excluding special items	**66**	61	7%	7%
Net income, excluding special items	**40**	32	25%	
Basic earnings per ordinary share, excluding special items (in €)	**0.24**	0.19	26%	
Average number of shares (in millions)	**168.8**	166.1		
Net interest bearing assets and liabilities	**(559)**	(592)	-6%	
Operating working capital	**543**	524	4%	

Basis of presentation

The accompanying condensed interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". Until the financial year 2004, Vedior applied accounting principles generally accepted in the Netherlands ("Dutch GAAP"), which principles are described in the 2004 annual report.

The differences between Dutch GAAP and IFRS are included in the 2004 annual report on pages 73 and 74. In addition to the differences mentioned in the annual report, the timing of recognition of costs within the year is in some cases different under IFRS as compared to Dutch GAAP. In the US, certain payroll taxes are capped and under Dutch GAAP these costs were spread evenly throughout the year whereas under IFRS these taxes will be recorded when incurred. In the UK, operating costs of the Education business were allocated against revenues based on school terms under Dutch GAAP whereas under IFRS these costs will also be recorded when incurred. The revised phasing of these costs in 2004 resulted in €1 million lower operating income in the first and third quarters and €1 million higher operating income in the second and fourth quarters. The impact on operating income for the full year is nil.

Under IFRS, some items are classified differently in the balance sheet as compared to Dutch GAAP. Computer software is classified as an intangible asset under IFRS whereas previously software was included in Property & equipment. Deferred tax assets and liabilities are classified as non-current assets and liabilities under IFRS whereas under Dutch GAAP they were included in Operating working capital. Furthermore, some other non-current liabilities are now disclosed separately in the balance sheet, where previously they were included in long-term borrowings.

The reconciliations between Dutch GAAP and IFRS, as required by IFRS 1 on first-time adoption, are included in the media release on our Q4 2004 results, dated 3 February 2005. The media release can be obtained from our website at www.vedior.com.

The information furnished in these condensed interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Certain areas within traditional recruitment, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in France, where higher sales are generated during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions/disposals and adjusting for the number of business days where appropriate. There is no adjustment for business days in Q3 2005.

Vedior
where people matter

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 September 2005	2004	change in %	organic growth [1]
Sales	**1,808**	1,728	5%	6%
Cost of sales	**(1,493)**	(1,428)		
Gross profit	**315**	300	5%	6%
Operating expenses	**(249)**	(239)		
Operating income before special items	**66**	61	7%	7%
Special items	**-**	18		
Operating income	**66**	79		
Finance costs	**(7)**	(11)		
Share of profit of associates (after tax)	**1**	1		
Profit before tax	**60**	69		
Income tax expense	**(19)**	(28)		
Profit for the period	**41**	41		
Attributable to:				
Equity holders of Vedior NV (net income)	**40**	39		
Minority interests	**1**	2		
Profit for the period	**41**	41		
Basic earnings per ordinary share*	**0.24**	0.23		
Diluted earnings per ordinary share*	**0.23**	0.23		
Basic earnings per ordinary share, excluding special items*	**0.24**	0.19	26%	

* after payment on preference shares

Operating expenses

	2005	2004
Employee benefit costs	**163**	153
Depreciation & amortisation	**9**	11
Other operating expenses	**77**	75
	249	239

1) See note on the calculation of organic growth on page 6

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 September 2005	2004	
Net profit attributable to equity holders of Vedior NV	**40**	39	
Payment on preference shares	**-**	(1)	
Net profit attributable to holders of (certificates of) ordinary shares	**40**	38	
Special items, net of tax	**-**	7	
Net profit excluding special items attributable to holders of (certificates of) ordinary shares	**40**	31	
Weighted average number of shares (in millions)	**168.8**	166.1	
Basic earnings per ordinary share*	**0.24**	0.23	
Diluted earnings per ordinary share*	**0.23**	0.23	
Basic earnings per ordinary share, excluding gain special items*	**0.24**	0.19	26%

* after payment on preference shares

Vedior
where people matter

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 30 September 2005	2004
Cash flow from operating activities		
Operating income	**66**	79
Adjustments for:		
Depreciation & amortisation	**9**	11
Special items	**-**	(18)
Other non-cash movements	**2**	3
Operating cash flow before movement in working capital	**77**	75
Movement in operating working capital	**(4)**	(27)
Cash generated from operations	**73**	48
Interest paid	**(6)**	(4)
Income taxes paid	**(17)**	(7)
Net cash from operating activities	**50**	37
Net cash used in investing activities	**(34)**	(6)
Net cash used in financing activities	**(64)**	(15)
Net increase/(decrease) in cash	**(48)**	16
Balance of cash at 1 July	**198**	115
Effects of foreign exchange rate differences	**-**	-
Balance of cash at 30 September	**150**	131
Short-term debt	**(120)**	(191)
Short-term interest bearing assets and liabilities	**30**	(60)

Vedior
where people matter

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Three months ended 30 September 2005	2004	change in %	organic growth [1]
By geography				
France	**810**	766	6%	6%
United Kingdom	**212**	213	-1%	-
United States [2][5]	**148**	135	10%	12%
Netherlands	**134**	123	9%	12%
Rest of Europe	**365**	351	4%	4%
Rest of World [2][3]	**139**	140	-1%	20%
Sales	**1,808**	1,728	5%	6%
France	**30**	26	13%	13%
United Kingdom	**10**	11	-10%	-18%
United States	**10**	7	46%	36%
Netherlands	**4**	2	79%	62%
Rest of Europe	**10**	12	-13%	-16%
Rest of World [3]	**7**	6	5%	26%
	71	64		
Corporate expenses	**(5)**	(3)		
	66	61	7%	7%
Special items	**-**	18		
Operating income [4]	**66**	79		
By sector				
Information Technology [3]	**156**	183	-15%	6%
Healthcare	**114**	115	-1%	-5%
Engineering	**108**	97	11%	10%
Accounting	**78**	67	15%	14%
Education	**18**	17	9%	8%
Other sectors [5]	**101**	84	19%	20%
Professional/Executive	**575**	563	2%	8%
Traditional	**1,233**	1,165	6%	6%
Sales	**1,808**	1,728	5%	6%
Information Technology [3]	**10**	10	2%	19%
Healthcare	**8**	8	-14%	-20%
Engineering	**7**	6	22%	17%
Accounting	**4**	2	91%	85%
Education	**1**	-	167%	145%
Other sectors	**4**	4	6%	-16%
Professional/Executive	**34**	30	10%	10%
Traditional	**37**	34	8%	5%
	71	64		
Corporate expenses	**(5)**	(3)		
	66	61	7%	7%
Special items	**-**	18		
Operating income [4]	**66**	79		

1) See note on the calculation of organic growth on page 6
2) From 2005, the sales generated in the US by our Canadian company are reported in the US. The comparative numbers have been adjusted accordingly.
3) Q3 2004 included sales of €36 million and operating income of €1.7 million for Niscom, which was disposed of in September 2004.
4) From 2005, Vedior applies a revised allocation of corporate expenses to the various geographies. As a result, less costs were allocated to the UK (€0.5 million), the US (€0.2 million), Rest of Europe (€0.2million) and Rest of World (€0.4 million), with corporate expenses increasing by €1.3 million. Organic growth numbers are adjusted for the revised allocation, resulting in a like-for-like comparison.
5) As of 2005, sales from the provision of managed services, where Vedior acts as a master vendor and is not primarily responsible for providing services to clients or has no credit risk relating to sales generated through sub-vendors, will be reported using the "net" accounting method which only recognizes the fee received on sales generated through sub-vendors. Until 2004, these sales were accounted for using the "gross" accounting method, recognizing sales and the cost of sales of services performed by sub-vendors. This change in accounting method only impacts US sales. If the "net" method would have been applied in 2004, sales in the US, and for the Group, would have been €27 million lower on a full year basis (€7 million lower for the third quarter of 2004). There is no impact on gross profit or operating profit.
The comparative sales-numbers for 2004 have not been restated, however organic growth percentages have been adjusted and are presented on a like-for-like basis.

Vedior
where people matter

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Nine months ended 30 September 2005	2004	change in %	organic growth [1]
Sales	**5,057**	4,833	5%	8%
Cost of sales	**(4,168)**	(3,985)		
Gross profit	**889**	848	5%	7%
Operating expenses	**(725)**	(694)		
Operating income before special items	**164**	154	6%	11%
Special items	**-**	18		
Operating income	**164**	172		
Finance costs	**(20)**	(32)		
Share of profit of associates (after tax) [2]	**16**	1		
Profit before tax	**160**	141		
Income tax expense	**(45)**	(51)		
Profit for the period	**115**	90		
Attributable to:				
Equity holders of Vedior NV (net income)	**112**	83		
Minority interests	**3**	7		
Profit for the period	**115**	90		
Basic earnings per ordinary share*	**0.66**	0.49		
Diluted earnings per ordinary share*	**0.65**	0.48		
Basic earnings per ordinary share, excluding gain on TriNet and special items*	**0.57**	0.45	27%	

* after payment on preference shares

Operating expenses

	2005	2004
Employee benefit costs	**467**	440
Depreciation & amortisation	**28**	33
Other operating expenses	**230**	221
	725	694

1) See note on the calculation of organic growth on page 6
2) Includes profit from the sale of our investment in TriNet amounting to €15 million after tax

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Nine months ended 30 September 2005	2004	
Net profit attributable to equity holders of Vedior NV	**112**	83	
Payment on preference shares	**(2)**	(3)	
Net profit attributable to holders of (certificates of) ordinary shares	**110**	80	
Gain on sale of TriNet, net of tax	**15**	-	
Special items, net of tax	**-**	7	
Net profit excluding gain on TriNet and special items attributable to holders of (certificates of) ordinary shares	**95**	73	
Weighted average number of shares (in millions)	**167.6**	165.3	
Basic earnings per ordinary share*	**0.66**	0.49	
Diluted earnings per ordinary share*	**0.65**	0.48	
Basic earnings per ordinary share, excluding gain on TriNet and special items*	**0.57**	0.45	27%

* after payment on preference shares

Vedior
where people matter

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Nine months ended 30 September 2005	2004
Cash flow from operating activities		
Operating income	164	172
Adjustments for:		
Depreciation & amortisation	28	33
Special items	-	(18)
Other non-cash movements	8	9
Operating cash flow before movement in working capital	200	196
Movement in operating working capital	(56)	(92)
Cash generated from operations	144	104
Interest paid	(19)	(25)
Income taxes paid	(65)	(29)
Net cash from operating activities	60	50
Net cash used in investing activities	(30)	(38)
Net cash used in financing activities	(5)	(18)
Net increase/(decrease) in cash	25	(6)
Balance of cash at 1 January	119	137
Effects of foreign exchange rate differences	6	-
Balance of cash at 30 September	150	131
Short-term debt	(120)	(191)
Short-term interest bearing assets and liabilities	30	(60)

Vedior
where people matter

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	2005	2004	change in %	organic growth [1]
	Nine months ended 30 September			
By geography				
France	**2,229**	2,136	4%	5%
United Kingdom	**659**	627	5%	8%
United States [2)5)]	**415**	383	9%	19%
Netherlands	**375**	353	6%	10%
Rest of Europe	**1,004**	937	7%	7%
Rest of World [2)3)]	**375**	397	-6%	16%
Sales	**5,057**	4,833	5%	8%
France	**66**	61	8%	10%
United Kingdom	**39**	40	-1%	-1%
United States	**24**	15	58%	65%
Netherlands	**9**	6	58%	54%
Rest of Europe	**26**	24	6%	3%
Rest of World [3)]	**18**	19	-5%	13%
	182	165		
Corporate expenses	**(18)**	(11)		
	164	154	6%	11%
Special items	**-**	18		
Operating income [4)]	**164**	172		
By sector				
Information Technology [3)]	**461**	509	-9%	18%
Healthcare	**315**	327	-4%	-4%
Engineering	**303**	270	13%	14%
Accounting	**213**	185	15%	17%
Education	**84**	86	-3%	1%
Other sectors [5)]	**287**	238	20%	20%
Professional/Executive	**1,663**	1,615	3%	11%
Traditional	**3,394**	3,218	6%	6%
Sales	**5,057**	4,833	5%	8%
Information Technology [3)]	**27**	24	12%	42%
Healthcare	**19**	22	-16%	-16%
Engineering	**18**	15	23%	23%
Accounting	**10**	6	76%	83%
Education	**10**	11	-13%	-10%
Other sectors	**13**	10	27%	5%
Professional/Executive	**97**	88	10%	14%
Traditional	**85**	77	12%	11%
	182	165		
Corporate expenses	**(18)**	(11)		
	164	154	6%	11%
Special items	**-**	18		
Operating income [4)]	**164**	172		

1) See note on the calculation of organic growth on page 6
2) From 2005, the sales generated in the US by our Canadian company are reported in the US. The comparative numbers have been adjusted accordingly.
3) The first nine months of 2004 included sales of €104 million and operating income of €4.8 million for Niscom, which was disposed of in September 2004.
4) From 2005, Vedior applies a revised allocation of corporate expenses to the various geographies. As a result, less costs were allocated to the UK (€1.5 million), the US (€0.6 million), Rest of Europe (€0.9 million) and Rest of World (€1.0 million), with corporate expenses increasing by €4.0 million. Organic growth numbers are adjusted for the revised allocation, resulting in a like-for-like comparison.
5) As of 2005, sales from the provision of managed services, where Vedior acts as a master vendor and is not primarily responsible for providing services to clients or has no credit risk relating to sales generated through sub-vendors, will be reported using the "net" accounting method which only recognizes the fee received on sales generated through sub-vendors. Until 2004, these sales were accounted for using the "gross" accounting method, recognizing sales and the cost of sales of services performed by sub-vendors. This change in accounting method only impacts US sales. If the "net" method would have been applied in 2004, sales in the US, and for the Group, would have been €27 million lower on a full year basis (€20 million lower for the first nine months of 2004). There is no impact on gross profit or operating profit.
The comparative sales-numbers for 2004 have not been restated, however organic growth percentages have been adjusted and are presented on a like-for-like basis. Q1 2005 sales figures have been restated to reflect this change in accounting method.

Vedior
where people matter

CONDENSED BALANCE SHEET (UNAUDITED)

€ in millions	30 September 2005	31 December 2004	30 September 2004
Non-current assets			
Intangible assets	**901**	822	852
Property & equipment	**67**	68	71
Other non-current assets	**102**	115	112
	1,070	1,005	1,035
Operating working capital	**543**	458	524
Short-term interest bearing assets and liabilities	**30**	(16)	(60)
	1,643	1,447	1,499
Financed by:			
Non-current liabilities			
Long-term borrowings	**589**	472	532
Provisions	**50**	56	54
Other non-current liabilities	**24**	14	15
	663	542	601
Equity			
Share capital	**11**	11	11
Reserves	**949**	839	834
Equity attributable to equity holders of Vedior NV	**960**	850	845
Minority interests	**20**	55	53
Total equity	**980**	905	898
	1,643	1,447	1,499

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	2005	2004
Balance as at 1 January	**850**	759
Profit for the period	**112**	83
Redemption preference shares Class A	**(51)**	-
Issue of share capital	**7**	2
Share based payments	**5**	4
Payments to shareholders	**(16)**	(16)
Exchange rate differences	**53**	13
Balance as at 30 September	**960**	845